United States securities and exchange commission logo





                     July 26, 2023

       Abid Neemuchwala
       Chairman and Chief Executive Officer
       Compass Digital Acquisition Corp.
       3626 N Hall St, Suite 910
       Dallas, Texas 75219

                                                        Re: Compass Digital
Acquisition Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40912

       Dear Abid Neemuchwala:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation